Exhibit 99.1

January 26, 2026

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Commission:

We have read the statements made by Dogness (International) Corporation, which we understand will be filed with the Securities and Exchange Commission, pursuant to Form 6-K of Dogness (International) Corporation, dated January 26, 2026. We agree with all statements contained our Firm contained therein. We have no basis on which to agree or disagree with the other statements contained therein.

Very truly yours,

/s/ Audit Alliance LLP
Singapore